September 13, 2013

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Century Communities, Inc.—Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Century Communities, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the U.S. Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s common stock.

On behalf of the Company, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined under Section 2(a)(19) of the Securities Act, because its total gross revenues (net sales) during the fiscal year ended December 31, 2012, its most recently completed fiscal year, were less than $1 billion. Please note this information is disclosed in the Company’s income statement included in the Registration Statement on page F-4. In addition, on behalf of the Company, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show in connection with the IPO.

If you have any questions or comments concerning this submission, please do not hesitate to call me at (310) 586-3856.

Very truly yours,

/s/ Mark J. Kelson
Mark J. Kelson, Esq.

cc:	Dale Francescon Robert J. Francescon David Messenger Dhiya El-Saden, Esq.

Mark J. Kelson ¡ Shareholder

1840 Century Park East ¡ Suite 1900 ¡ Los Angeles, California 90067 ¡ Tel 310.586.3856 ¡ Fax 310.586.0556

GREENBERG TRAURIG, LLP ¡ ATTORNEYS AT LAW ¡ WWW.GTLAW.COM